EXHIBIT 10

EL NINO VENTURES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of El Nino Ventures Inc. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday, June 27, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended January 31, 2007, and the auditors’ report thereon.

2.

To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

4.

To set the number of Directors at six.

5.

To elect Directors for the ensuing year.

6.

To approve, by disinterested shareholders, the amendment to the Company’s Stock Option Plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to the incentive stock options to 4,353,390 shares.

7.

To approve, by disinterested shareholders, the potential amendment(s) to any stock options granted to insiders.

8.

To approve the potential issuance of nominal value performance shares, as fully described in the Information Circular.

9.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 30th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman